Exhibit 4.2
AMENDMENT NO. 1 TO
STOCKHOLDER RIGHTS AGREEMENT
     This Amendment No. 1 (the “Amendment”) to the Stockholder Rights Agreement (the “Agreement”), dated as of February 10, 2006, by and among Youbet.com, Inc., a Delaware corporation (the “Corporation”), and UT Group, LLC, a Delaware limited liability company (the “Holder”), is made as of May 3, 2006 by the Corporation and the Holder.
     Pursuant to Section 10(h) of the Agreement, the parties hereto hereby amend the Agreement as follows:
1.	Section 4(a) of the Agreement is deleted in its entirety and replaced by the following:
“In order to induce the Corporation to enter into the Purchase Agreement, the Holder agrees that, for a period beginning on the date hereof and ending on May 3, 2006, the Holder will not, without the prior written consent of the Corporation, (x) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (z) publicly announce an intention to effect any transaction specified in clause (x) or (y). The foregoing sentence shall not apply to distributions of shares of Common Stock or any security convertible into Common Stock to members of the Holder, provided that each resulting transferee agrees in writing with the Corporation to be bound by the terms of this Section 4(a).”
Agreement as follows:

2.	Clause (I)(x) of Section 5(e) of the Agreement is deleted in its entirety and replaced by the following:
     “May 3, 2006 and”
     In all other respects the terms of the Agreement shall remain in effect and are unchanged by this Amendment.
     This Amendment may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to the Stockholder Rights Agreement on the date first written above.

YOUBET.COM, INC.
By:	/s/ Gary W. Sproule
	Name:	Gary W. Sproule
	Title:	Chief Financial Officer

UT GROUP, LLC
By:	/s/ Christian P. Michalik
	Name:	Christian P. Michalik
	Title:	Vice President